Consent of Independent Registered Public Accounting Firm

The Board of Trustees
World Acceptance Corporation Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-14399) on Form S-8 of World Acceptance Corporation of our report dated July 16, 2007, with respect to the statements of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended, as well as the related financial statement schedule, which report appears in the December 31, 2006 annual report on Form 11-K of the World Acceptance Corporation Retirement Savings Plan.

/s/ KPMG LLP

Greenville, South Carolina
July 16, 2007